UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-37503

CUSIP: 05580M 108

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

BRC Group Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

BRC Group Holdings, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”) by March 16, 2026, the required filing date, due to onboarding our new auditor late in September 2025, and subsequently filing our Quarterly Reports for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025 between November 20, 2025 and January 14, 2026. The Company is working diligently to finalize its financial statements for the year ended December 31, 2025 and file the Annual Report as promptly as practical.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott Yessner	(310)	966-1444
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the year ended December 31, 2025 are summarized as follows:

Total revenues for the year ended December 31, 2025 are expected to be in the range of $966 million to $968 million compared to approximately $746 million for the year ended December 31, 2024. The increase is primarily driven by higher net trading gains and a markdown in fair value adjustments on loans compared to the same period in 2024, partially offset by lower services and fees revenues. Total operating expenses for the year ended December 31, 2025 are expected to be in the range of $892 million to $897 million compared to approximately $1.24 billion for the year ended December 31, 2024. The decrease is primarily driven by impairment charges on goodwill and tradenames for the same period in 2024 and lower selling, general and administrative expenses, direct cost of services, interest expense related to securities lending, and cost of goods sold. Total other income for the year ended December 31, 2025 is expected to be in the range of $153 million to $155 million compared to approximately $403 million loss for the year ended December 31, 2024. The increase is primarily driven by realized and unrealized losses on investments for the same period in 2024, gain on sale and deconsolidation of businesses, gain on senior note exchange, higher income from equity investments, and lower net interest expense.

Net income from continuing operations for the year ended December 31, 2025 is expected to be in the range of $233 million to $241 million compared to a net loss from continuing operations of approximately ($922) million for the year ended December 31, 2024. Net income applicable to common shareholders for the year ended December 31, 2025 is expected to be in the range of $293 million to $301 million, or $9.60 to $9.86 net income per diluted common share, which includes approximately $71 million of income from discontinued operations, compared to a net loss applicable to common shareholders of approximately ($772) million, or ($25.46) net loss per diluted common share, which includes approximately $147 million of income from discontinued operations, for the year ended December 31, 2024.

BRC Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2026	By:	/s/ Scott Yessner
Scott Yessner
Chief Financial Officer

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